

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 7, 2011

VIA U.S. MAIL AND FACSIMILE

Keith E. Grindstaff, Esq.
8525 East Orchard Road
Greenwood Village, CO 80111

  Re: Great-West Life & Annuity Insurance Company ("Great-West" or "Company");
     Group Fixed Deferred Annuity Contract ("Contract"); Initial Registration
     Statement filed on Form S-1; File No. 333-175423

Dear Mr. Grindstaff:

   The staff reviewed the above-referenced initial registration statement, which the Commission received on July 8, 2011. We gave the registration statement a full review because a marked copy was not provided. We understand, based on the Company's representation, that the disclosure in this Contract is substantially similar to the disclosure in the registration statements on Form S-1, declared effective on August 25, 2010 (File No. 333-163244), and May 16, 2011 (File No. 333-169563). Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff.

A. PROSPECTUS

1. **How much will your Certificate cost** (page 2)

   a. Please revise the last sentence in the first paragraph to indicate, if accurate, that fees paid prior to the certificate's termination will not be refunded.

   b. Disclosure states that the Company reserves the right to change the Guarantee Benefit Fee for any reason, within the minimum and maximum range, whether or not the experience factors change. Consider providing an example of circumstances or economic environment that would cause the Company to implement such a change of the Guarantee Benefit Fee.

2. **How does your Certificate work? – Settlement Phase – Is the certificate right for you?** (pages 3 & 4)

      a.   The disclosure gives you examples of "certain other fees not directly associated with the Certificate or Group Contract" that cause the Settlement Phase to begin. Please clarify the disclosure by stating what fees would not be applicable or cause that phase to begin.

      b.   Because the disclosure at the bottom of page 3 suggests that required minimum distributions under the Code will count as Excess Withdrawals, consider disclosure that those who will be subject to required minimum distributions should consider the appropriateness of this product.

      c.   Disclose on page 5 (*The Covered Fund may become ineligible*) that, if the Transfer does not take place, the certificate will terminate.

3. **Guarantee Benefit Fee** (page 22): Disclosure at page 22 states that the Company will deduct the Guarantee Benefit Fee by redeeming the number of fund shares equal to the Guarantee Benefit Fee. Disclosure elsewhere in the prospectus states that if the Company does not receive the Guarantee Benefit Fee, including as a result of the failure of your Financial Services Provider to submit it, the certificate will terminate. Please clarify how the fee is paid. Clarify whether the Owner is responsible for submitting the fee. Although the fee appears to be redeemed from Covered Fund shares, consider adding as a risk factor termination of the Certificate resulting from failure on the part of the Owner to pay, or cover, the fee.

B.   ADDITIONAL COMMENTS

1.   **Financial Schedules**: Please include the financial schedules per Item 16(b) as required by Regulation S-X and Item 11(e) of Form S-1.

2.   **Financial Statements, Exhibits, and Certain Other Information**: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

3. **Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products